

Alexander Tulin · 3rd

Director of Product Development

Scottsdale, Arizona, United States · 500+ connections ·

Contact info

 **Blank Canvas**

 **Arizona State Univer**

Experience



Director of Product Development

Blank Canvas

Jul 2018 – Present · 2 yrs 6 mos



Founder

Artdesign Inc.

Jul 2004 – Present · 16 yrs 6 mos

Scottsdale, AZ

• Artdesign is a full-service design studio with a focus on brand development and marketing solutions.



Consultant - Product Development

Implement Now

Dec 2017 – Jul 2018 · 8 mos

Phoenix



Origami Owl

4 yrs 4 mos

Sr. Director of Product Development

Oct 2016 – Dec 2017 · 1 yr 3 mos

• Direct Product Development workflow. Ensure design, sampling, pre-production and bulk production are executed in accordance with brand standards, PD development calendar, qualit assurance requirements and target pricing structures.
• Direct Vendor Communication Team. Guide the expansion of current vendor base ...see mor

Director of Merchandising

May 2015 – Oct 2016 · 1 yr 6 mos
Chandler, Arizona

• Lead merchandising strategy, assortment development and work flow for jewelry, packaging and non-jewelry products (sales incentives, regional leadership events, recognition program and fixtures).
• Execute multiple campaigns that resulted in over $50M in sales for Q3 and Q4 201 ...see mor

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Consultant - Art Director

Steam Online Marketing
Jan 2013 – Sep 2013 · 9 mos
Chandler, AZ

• Direct and organize the activities of the design and development team; training and management of all product related tasks.
• Formulate and execute Steam's internal marketing and design direction based on current marketing trends and best industry practices.   ...see mor

Show 1 more experience ⌄

Education



Arizona State University

Bachelor of Arts (BA), Psychology
2002 – 2006



Lawrence Woodmere Academy

1990 – 1999

Volunteer experience



Preperation & distribution

Ronald McDonald House Charities

Mar 2014 – Present • 6 yrs 10 mos
Health



Volunteer

Phoenix Rescue Mission
Dec 2018 – Present • 2 yrs 1 mo
Poverty Alleviation



